Exhibit 4.2


               AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT


     THIS AMENDMENT, dated March 28, 2003, to the AMENDED AND RESTATED RIGHTS AGREEMENT dated as of November 23, 1998 (the "Amended Agreement"), between SPRINT CORPORATION, a Kansas corporation (the "Company"), and UMB Bank, n.a., a national banking association (the "Rights Agent").

                              W I T N E S S E T H:

     WHEREAS, on June 9, 1997, the Board of Directors of the Company adopted a shareholder rights plan governed by the terms of a rights agreement between the Company and the Rights Agent, dated as of that same date (the "Original Agreement"); and

     WHEREAS, in connection with the recapitalization of the Company's common stock into FON common stock and PCS common stock, the Board of Directors adopted, on June 29, 1998, the Amended Agreement, which amended and restated the Original Agreement; and

     WHEREAS, on March 12, 2003, the Board of Directors of the Company approved an amendment to the Amended Agreement as set forth in this Amendment.

     NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Section 23 of the Amended Agreement is amended by adding a new subsection (c) as follows:

          (c) The Nominating and Corporate Governance Committee of the Company's Board of Directors shall review this Agreement in order to consider whether the maintenance of this Agreement continues to be in the best interests of the Company and its stockholders. The Committee shall conduct such review periodically when, as and in such manner as the Committee deems appropriate, after giving due regard to all relevant circumstances; provided, however, that the Committee shall take such action at least every three years. Following each such review, the Committee will report its conclusions to the full Board of Directors of the Company, including any recommendation in light thereof as to whether this Agreement should be modified or the Rights should be redeemed. The Committee shall be comprised only of directors of the Company who shall have been determined by the Company's Board of Directors to be independent and disinterested (who are neither an Acquiring Person nor a Person on whose behalf a tender offer or exchange offer for Common Stock of the Company is being made nor an Affiliate, Associate, nominee or representative of an Acquiring Person or a Person on whose behalf a tender offer or exchange for Common Stock of the Company is being made).

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Section 2. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 3. Except as otherwise herein expressly provided, all provisions, definitions, terms and conditions of the Amended Agreement are hereby ratified and confirmed and the Amended Agreement, as amended and supplemented by this Amendment, shall be read, taken and construed as one instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.


                                   SPRINT CORPORATION


                                   By:  /s/ J. Richard Devlin
Attest:                                     J. Richard Devlin
                                            Executive Vice President

By:  /s/ Michael T. Hyde
         Michael T. Hyde
         Assistant Secretary




                                    UMB BANK, N.A., as Rights Agent


                                   By:  /s/ Nancy L. Hoffman
Attest:                                     Nancy Hoffman
                                            Senior Vice President

By  /s/ Laurie L. Box
    Name:  Laurie L. Box
    Title:  Vice President